Robert M. Grace, Jr.	Direct Dial: +1 803.326.3989
Vice President, General Counsel And Secretary
July 22, 2010
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Stephen Krikorian

Re:	3D Systems Corporation Form 10-K for the fiscal year ended December 31, 2009 Filed February 24, 2010 Form 10-Q for the fiscal quarter ended March 31, 2010 Filed May 5, 2010 File No. 001-34220
Gentlemen:
     On behalf of 3D Systems Corporation (the “Company”), I hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the above-referenced filings set forth in its comment letter dated July 12, 2010 (the “Comment Letter”).
     In connection with its response, the Company acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

3D Systems Corporation      •      333 Three D Systems Circle      •      Rock Hill, SC 29730      •      USA
Phone: 803.326.3900           •           Fax: 803.326.4311           •           www.3dsystems.com           •           NASDAQ: TDSC

U.S. Securities and Exchange Commission

July 22, 2010
     For convenience of reference, I have set forth below the text of the comments in the Comment Letter in bold, italicized text before the respective responses to each comment. In addition, I have conformed the section headings and paragraph numbers to those in the Comment Letter.
Form 10-K for the Fiscal Year Ended December 31, 2009
Part III (Incorporated by reference from the Definitive Proxy Statement filed on March 31, 2010)
Corporate Governance Matters
Board Leadership Structure, page 13
1.	We note your response to prior comment 6. In future filings, please provide enhanced disclosure regarding the role of your board of directors in risk oversight. Consider including disclosure as to how the board administers its risk oversight function, such as whether it is through the whole board or a committee, and how the board or committee monitors risk. Refer to Section II.C of SEC Release 33-9089 for additional guidance.

In response to the Staff’s comment, we are pleased to confirm that the Company will provide enhanced disclosure in future filings regarding the role of our board of directors in risk oversight including, to the extent applicable, disclosure as to how the board administers its risk oversight function, such as whether it is through the whole board or a committee, and how the board or committee monitors risk.
Form 10-Q for the Quarterly Period Ended March 31, 2010
Item 4. Controls and Procedures, page 25
2.	Your effectiveness conclusion does not cite the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15(d)-15(e) under the Securities Exchange Act. We commented on a similar deficiency in the disclosure in your Form 10-K for the fiscal year ended December 31, 2009 in our letter dated March 17, 2010. Please tell us whether your disclosure controls and procedures were effective as of March 31, 2010 to provide reasonable assurance that the information that you are required to disclose in the reports that you file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Also, confirm that in future Exchange Act filings your effectiveness conclusions will cite, or

U.S. Securities and Exchange Commission

July 22, 2010
cite to, the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act.

In response to the Staff’s comment, we are pleased to confirm that the Company determined prior to filing both its Form 10-K for the year ended December 31, 2009 and its Form 10-Q for the quarterly period ended March 31, 2010 that its disclosure controls and procedures were effective as of those respective dates to provide reasonable assurance that the information that the Company is required to disclose in the reports that it files or submits under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. We confirm that, in future Securities Exchange Act filings, the Company’s effectiveness conclusions as to disclosure controls and procedures will, as requested by the Staff cite, or cite to, the definition of disclosure controls and procedures as defined and set forth in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act as well as to the standards set forth in that definition.
* * * * * *
     We deeply appreciate the Staff’s availability by phone to further assist the company and trust that the foregoing adequately responds to the comments.
     Please don’t hesitate to contact me at (803) 326-3989, or Andrew Johnson at (803) 326-4003 if you have any questions regarding our responses. We would welcome the opportunity to discuss any matters not addressed to your satisfaction above with appropriate persons on the Staff with the objective of resolving any remaining open concerns of the Staff.

Very truly yours,

/s/Robert M. Grace, Jr. Robert M. Grace, Jr. Vice President, General Counsel and Secretary

cc:	Abraham N. Reichental Damon J. Gregoire Andrew M. Johnson